SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 4, 2006

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

 X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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This Form 6-K contains the following information, which has been filed with the Bolsa de Comercio de Buenos Aires, and the Comisión Nacional de Valores.

Press release announcing the results for the three-month periods ended March 31, 2006 and 2005.

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TGS Reports First Quarter 2006 Results

FOR IMMEDIATE RELEASE: Thursday, May 4, 2006

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today reported a Ps. 90.4 million net income, or Ps. 0.114 per share, (Ps. 0.569 per ADS) for the three-month period ended March 31, 2006, compared to the Ps. 93.2 million or Ps. 0.117 per share (Ps. 0.587 per ADS) reported for the same period of 2005.

The reduction of net income was mainly due to a negative variation in the exchange rate results of Ps. 76.8 million, partially compensated by an increase in operating income of Ps. 67.9 million, mostly explained by a better performance of the NGL Production and Commercialization segment in the first quarter of 2006.

 First Quarter 2006 vs. First Quarter 2005

In the three-month period ended March 31, 2006, TGS posted total net revenues of Ps. 339.7 million in comparison with Ps. 231.5 million earned in the first quarter of 2005.

Natural Gas Transportation revenue for the first quarter of 2006 was Ps. 121.9 million, representing an 11.3% increase when compared to the Ps. 109.5 million earned in the same quarter of 2005. This increase primarily reflects additional firm transportation services amounting to Ps. 8.5 million, including Ps. 5.7 million generated by the San Martín pipeline expansion that became operational in July and August 2005. This expansion was financed mostly through the Gas Trust created by the Argentine Government. TGS invested approximately US$ 33 million in the expansion and collects a portion of the revenues generated by these new firm transportation contracts.

The Natural Gas Transportation segment represented approximately 36% and 47% of the Company’s total revenue for the first quarters of 2006 and 2005, respectively. Natural Gas Transportation revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The Economic Emergency Law passed by the Argentine Congress on January 6, 2002, determined the “pesification” of regulated tariffs at an exchange rate of US$ 1=Ps. 1, as well as prohibiting the application of variations in local and international indexes, or any other type of price adjustment thereon. Since that time, the tariff renegotiation process has been delayed with no significant progress thus far.

The NGL Production and Commercialization segment revenue grew to Ps. 199.5 million in the three-month period ended March 31, 2006 from Ps. 107.6 million for the same period of 2005, representing an 85.4% increase. This increase is mainly due to the rise in international reference prices and an increase of 36% in volumes sold.

NGL Production and Commercialization revenue accounted for approximately 59% and 46% of the total revenue for the first quarter of 2006 and 2005, respectively. NGL Production and Commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca, which is connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for both the Company’s own account and on behalf of its clients.

In the first quarter of 2006, Other Services revenues amounted to Ps. 18.3 million, a 27.1% increase when compared to the same period of 2005. This increase is mainly due to the effect of higher revenues generated by construction services, principally attributed to the construction of a treatment and a compression plant for Sipetrol S.A.

The Other Services segment mainly includes midstream and telecommunication activities. Its share in the Company’s total revenue accounted for approximately 5% and 6% for the three month- periods ended March 31, 2006 and 2005, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the first quarter of 2006 rose by Ps. 40.4 million, from Ps. 131.6 million registered in the first quarter of 2005 to Ps. 172.0 million for the same period of 2006, mainly due to: (i) a Ps. 16.9 million increase in NGL production costs, due  to higher purchases of raw materials and increases in the price of natural gas, (ii) a Ps 8.3 million increase in export taxes due to higher exports, and (iii) a Ps. 5.6 million rise in labor costs.

Net financial expense increased from the Ps. 3.4 million reported for the first quarter of 2005 to Ps. 73.3 million in the same quarter of 2006. The negative variation of Ps. 69.9 million is mostly attributable to the combined effect of the impact of the devaluation of the Argentine Peso of 1.6% in the first quarter of 2006 on the dollar-denominated net monetary position of TGS that generated an exchange rate loss of Ps. 30.6 million, and the appreciation of the Argentine Peso of 2.1% in the first quarter of 2005, which generated an exchange rate gain of Ps. 46.2 million.

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Other income, net had amounted to Ps. 4.9 million in the three-month period ended March 31, 2005, which included recovery of a Ps. 5.6 million allowance following a favorable Court ruling in connection with a legal action filed by the Argentine Tax Authority (“AFIP”) against TGS.

For the first quarter of 2006, the Company reported a Ps. 3.0 million income tax expense, compared to Ps. 8.4 million for the same quarter of 2005. This variation of Ps. 5.4 million is due basically to a lower taxable income in the first quarter of 2006.

Liquidity and Capital Resources

Cash flow from operating activities for the three-month period ended March 31, 2006 amounted to Ps. 194.9 million. These funds were applied as follows: (i) Ps. 40.6 million to investment activities, and (ii) the remainder to increase TGS’s cash position. Currently, TGS relies on cash generated from operations as its primary source of financing for future activities. For detailed information on the Company’s cash flow refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 71.4 MMm³/d or 2.5 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and one subsidiary, 40% by a trust and 10% by a subsidiary of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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Exhibit I

Transportadora de Gas del Sur S.A.

Financial and Operating Data for the first quarters ended March 31, 2006 and 2005

(In million of constant Argentine pesos as of February 28, 2003 (1), except for per share and per ADS information in pesos or where otherwise indicated)

Consolidated Statements of Income	1st. Quarter	
	2006	**2005**
Net Revenues	**339.7**	**231.5**
Natural Gas Transportation	121.9	109.5
NGL Production and Commercialization	199.5	107.6
Other Services	18.3	14.4
Operating Costs	**(140.8)**	**(112.2)**
Operation and maintenance	(94.2)	(64.4)
Depreciation and amortization expenses	(46.6)	(47.8)
Gross Operating Profit	**198.9**	**119.3**
Administrative and Selling Expenses	(31.2)	(19.4)
Operating Income	**167.7**	**99.9**
Other (Expense) / Income, net	(0.4)	4.9
Equity in (Losses) / Earnings of non-consolidated subsidiaries	(0.6)	0.2
Net Financial Expense	(73.3)	(3.4)
Net Income before Income Tax	**93.4**	**101.6**
Income Tax	(3.0)	(8.4)
Net Income	**90.4**	**93.2**
Earnings per share	0.114	0.117
Earnings per ADS	0.569	0.587

Operating Data

Transmission Volumes (million of cf/d)		
Average firm contracted capacity	2,521.5	2,295.4
Average deliveries	1,974.1	2,069.4
Processing sales (thousand of short tons)		
Ethane	97.0	83.1
Propane and Butane	160.6	111.6
Natural Gasoline	36.4	24.0

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Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month periods ended

March 31, 2006 and 2005

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

Three month period ended March 31, 2006	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	121.9	199.5	18.3	-	339.7
Operating income (loss)	59.3	112.8	5.0	(9.4)	167.7
Depreciation of PP&E	35.7	7.4	3.4	0.7	47.2
Additions to PP&E	21.5	4.0	9.7	0.4	35.6
Identifiable assets	3,851.1	478.0	201.8	813.6	5,344.5
Identifiable liabilities	54.9	90.3	10.5	2,674.3	2,830.0

Three month period ended March 31, 2005
Net revenues	109.5	107.6	14.4	-	231.5
Operating income (loss)	52.5	49.9	4.1	(6.6)	99.9
Depreciation of PP&E	34.7	7.2	3.3	0.6	45.8
Additions to PP&E	41.5	1.3	-	0.3	43.1
Year ended December 31, 2005
Identifiable assets	3,882.9	473.8	183.5	657.0	5,197.2
Identifiable liabilities	68.1	61.1	8.1	2,635.8	2,773.1

Breakdown of Net Financial Expense for the three-month periods ended

March 31, 2006 and 2005

(In millions of constant Argentine Pesos as of February 28, 2003 (1))

	2006	2005
Generated by Assets
Interest	4.8	3.5
Foreign exchange gain / (loss )	11.6	(10.9)
Others	1.9	0.1
Total	18.3	(7.3)
Generated by Liabilities
Interest expense	(45.9)	(50.1)
Foreign exchange (loss) / gain	(42.2)	57.1
Others	(3.5)	(3.1)
Total	(91.6)	3.9

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

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Exhibit III

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Exhibit IV

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Eduardo Pawluszek
	Name:	Eduardo Pawluszek
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel

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